

Mail Stop 3561

November 29, 2017

David Loflin
Chief Executive Officer
Clikia Corp.
7117 Florida Boulevard, Suite 203
Baton Rouge, LA 70806

   Re: Clikia Corp.
     Offering Statement on Form 1-A
     Filed November 3, 2017
     File No. 024-10761

Dear Mr. Loflin:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that you will include a bona fide price range prior to circulating a preliminary offering circular in reliance on Rule 253(b) or before requesting qualification of this offering statement. Please also confirm that, for the purposes of determining your eligibility to conduct a Tier 1 offering, you will calculate the aggregate offering price by reference to the upper limit of the price range. Refer to Item 1(j) to Part II of Form 1-A.

Offering Circular

2. Prior to requesting qualification of this offering statement, please disclose all information in the offering circular that is not permitted to be omitted under Rule 253(b). In this regard, you have omitted a bona fide price range and the volume of securities to be offered. Please revise accordingly.

David Loflin
Clikia Corp.
November 29, 2017
Page 2

Use of Proceeds, page 12

3. Please disclose the approximate amount of net proceeds for each purpose described in this section as required by Item 6 to Part II of Form 1-A. In addition, we note that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 6 to Item 6 to Part II of Form 1-A.

Signatures, page III-2

4. Please revise the second half of your signature page to include the signature of your principal accounting officer. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact John Stickel at 202-551-3324 or me at 202-551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure